UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: March 29, 2018

EXHIBIT INDEX

99.1	2017 Annual Results Announcement
99.2	Press Release entitled “Reserve and Profit Significantly Increased; Net Profit Greatly Improved”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2017 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear Shareholders,

It has been an extraordinary year 2017 for CNOOC Limited. This year the oil market gradually stabilized and international oil prices started to rebound after being volatile for a long time. The oil and gas industry began to show signs of recovery.

Under this improved external environment, our employees were both passionate and committed to step onto a new journey. I believe that our striving and hard-working employees are the best illustration of the Company’s spirit of persistent determination to succeed.

I would like to take this once a year opportunity to draw your attention to some key highlights that the Company achieved in 2017 and provide an outline of our future plans.

Striding forward

As the leader of CNOOC Limited, I recognize the expectation and trust that shareholders and employees have placed on me on the great mission to lead the Company to future success.

Looking back at CNOOC Limited’s history, each of our milestones was achieved through the dedication and hard work of our employees. These milestones are a reflection of our culture and commitment to the “Spirit of Daqing Model”, a spirit that quietly leads all our employees to stride forward and encourage us to reach new heights.

As an upstream company focused on oil and gas exploration, development and production, our profitability was adversely affected by the persistently low oil prices in the past several years. However, leveraging on our high level of corporate governance and continuous enhancement of quality and efficiency, we achieved excellent results in 2017.

During the year, the Company exceeded its oil and gas production target, five new projects came on stream as planned, and over 20 projects have been under construction. We also made significant gains in oil and gas reserves, reaching new heights in 2017. The Company’s oil and gas sales revenue amounted to RMB151.9 billion and net profit reached RMB24.7 billion, representing a significant year-on-year increase. The Company has adhered to the goal of enhancing quality and efficiency of the business and achieved costs reduction for the fourth consecutive year.

With a prudent development strategy, excellent performance and outstanding level of corporate governance, the Company continues to be recognized by the capital market. Recently, CNOOC Limited has been included as a constituent stock of the Hang Seng China Enterprises Index by the Hang Seng Indexes Company Limited. In the end of 2017, the Company’s market capitalization reached over HK$500 billion.

Delivering strong shareholder returns is a key priority for CNOOC Limited. We strive to continuously reward our shareholders by sharing our development results while taking into account the importance of long-term development. With the Company’s sound financial position, the Board of Directors was pleased to recommend a final dividend of HK$0.30 (tax inclusive) per share for the year.

No journey can be a completely smooth sail. No one’s dream can come true in an easy way. On our journey to new heights, I call upon all our employees to carry forward the “Spirit of Daqing Model” and bring out its potential to drive the Company’s continued growth.

A Stable Oil and Gas Supplier

The energy industry was still confronted by many uncertainties in 2017. Use of alternative energy, low carbon solutions and global climate control bring enormous challenges to the oil industry. The Company has always been committed to contributing to the development of sustainable energy solution, in particular, providing safe and reliable clean energy.

When CNOOC Limited went public in 2001, the Company’s production volume was only 260,000 BOE per day, with a reserve base of 1.79 billion barrels. At the end of 2017, production reached 1.29 million BOE per day, with total reserve of 4.84 billion barrels, and with diversified oil and gas assets located worldwide. These fully demonstrate the considerable efforts that CNOOC Limited has made in meeting global energy demand.

In 2017, exploration results in offshore China were remarkable. The Company made 17 new discoveries and completed several successful appraisals of mid-to-large size oilfields, laying a solid reserve foundation for future development. The Company also stepped up its efforts in natural gas exploration. During the year, breakthroughs were achieved in high temperature and ultra-high pressure natural gas exploration in South China Sea, as well as deep-formation natural gas exploration in Bohai. These advancements will help control air pollution in China and contribute to the low-carbon development trend of the global energy industry.

Overseas exploration also recorded significant success. The Company has further optimized its portfolio in strategic core areas overseas, with notable projects spanning from Nigeria to the UK North Sea and from the Gulf of Mexico to Brazil. Most worth noting is the continuous exploration success in the Stabroek block offshore Guyana, which has become one of the Company’s most successful overseas exploration projects.

Going forward, CNOOC Limited strives to be the driving force for sustainable energy supply and will work relentlessly to create a broader future for our industry.

A Pragmatic Pioneer

CNOOC Limited has made great strides since its establishment. In the years to come we will continue to grow and responsibly supply energy to the world, while meeting shareholders expectations, making our employees proud of our achievements and gaining respect from our peers. To achieve this, we aspire to aim high, have our feet firmly on the ground, and diligently execute our yearly plan and implement the following key strategies:

•	First, we will continue to promote innovation-driven development. As we enter a new era, we will strive to achieve quality growth through innovation and efficiency enhancement. We will focus on making breakthroughs in the key technologies for oil and gas exploration. We will put more efforts in achieving innovation in management and business model, promoting quality and efficiency, and continuing to deepen internal reforms and inspiring vitality and growth potential.

•	Second, we will progress our international development strategy. We will focus on enhancing the integration of our global resources, increasing the profitability of overseas assets and improving overseas business management systems. CNOOC Limited has set a firm goal to forge ahead with internationalization as the Company’s development starts with its cooperation with foreign companies.

•	Third, we will adhere to the green and low carbon strategy. We will proactively adapt to the new requirements of the “Beautiful China” initiative and the trend of low-carbon development in the global energy industry, and strive to build world-class low-carbon management capabilities and low-carbon competitiveness, and actively develop natural gas business.

•	Fourth, we will continue to develop our business in line with market-driven strategy. We will actively adapt to the increasing industry competition, further enhance our understanding on market needs, so that the Company’s development model fits in the needs of the market and customers.

•	Fifth, we will continue to develop our talents. In order to succeed in the future, the Company must rely on management and technology talents with global vision and strategic thinking, international talents with top-tier management capabilities, and technical personnel with strong professionalism and innovative thinking. Our employees are our most valuable asset, and we will continue to optimize our talent structure and create healthy working environment that will allow them to thrive.

From April 2017, I have been re-designated from Executive Director and Chief Executive Officer of the Company to Non-executive Director. The Chief Executive Officer position was succeeded by Mr. Yuan Guangyu, and Mr. Xu Keqiang was appointed as the Executive Director and President of the Company. I would like to take this opportunity to congratulate Mr. Yuan and to welcome Mr. Xu.

Friends, 2018 marks the 40th anniversary of China’s reform and opening up. Looking to the past as we ponder the future, we see a promising picture, which is set to be another extraordinary journey. In pursuit of continued value creation, CNOOC Limited will certainly live up to market expectations!

YANG Hua

Chairman

Hong Kong, 29 March 2018

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2017	2016

REVENUE
Oil and gas sales	3	151,888	121,325
Marketing revenues		28,907	20,310
Other income		5,595	4,855

		186,390	146,490

EXPENSES
Operating expenses		(24,282)	(23,211)
Taxes other than income tax		(7,210)	(6,941)
Exploration expenses		(6,881)	(7,359)
Depreciation, depletion and amortisation	5	(61,257)	(68,907)
Special oil gain levy		(55)	-
Impairment and provision	5	(9,130)	(12,171)
Crude oil and product purchases		(27,643)	(19,018)
Selling and administrative expenses		(6,861)	(6,493)
Others		(6,021)	(4,802)

		(149,340)	(148,902)

PROFIT/(LOSS) FROM OPERATING ACTIVITIES		37,050	(2,412)
Interest income	5	653	901
Finance costs	6	(5,044)	(6,246)
Exchange gains/(losses), net		356	(790)
Investment income	5	2,409	2,774
Share of profits/(losses) of associates		302	(609)
Share of profit of a joint venture		553	533
Non-operating income, net		78	574

PROFIT/(LOSS) BEFORE TAX	5	36,357	(5,275)
Income tax (expense)/credit	7	(11,680)	5,912

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		24,677	637

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(10,121)	10,422
Share of other comprehensive income/(expense) of associates		36	(127)
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(542)	(461)
Others		54	12

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE YEAR, NET OF TAX		(10,573)	9,846

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		14,104	10,483

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	8	0.55	0.01
Diluted (RMB Yuan)	8	0.55	0.01

Details of the dividends proposed and paid for the year are disclosed in note 9.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2017

(All amounts expressed in millions of Renminbi)

	Notes	2017	2016
NON-CURRENT ASSETS
Property, plant and equipment		395,868	432,465
Intangible assets		15,070	16,644
Investments in associates		4,067	3,695
Investment in a joint venture		25,079	26,300
Equity investments		3,540	4,266
Deferred tax assets	7	25,509	24,844
Other non-current assets		9,248	7,422

Total non-current assets		478,381	515,636

CURRENT ASSETS
Inventories and supplies		7,354	8,709
Trade receivables	10	20,787	23,289
Derivative financial assets		-	428
Equity investments		14	15
Other financial assets		74,344	52,889
Other current assets		8,387	6,150
Time deposits with maturity over three months		15,380	16,830
Cash and cash equivalents		12,572	13,735

Total current assets		138,838	122,045

CURRENT LIABILITIES
Loans and borrowings	12	13,892	19,678
Trade and accrued payables	11	26,713	25,345
Derivative financial liabilities		-	426
Other payables and accrued liabilities		14,106	14,866
Taxes payable		6,701	6,775

Total current liabilities		61,412	67,090

NET CURRENT ASSETS		77,426	54,955

TOTAL ASSETS LESS CURRENT LIABILITIES		555,807	570,591

NON-CURRENT LIABILITIES
Loans and borrowings		118,358	130,798
Provision for dismantlement		52,893	50,426
Deferred tax liabilities	7	3,303	5,670
Other non-current liabilities		1,278	1,326

Total non-current liabilities		175,832	188,220

NET ASSETS		379,975	382,371

EQUITY
Equity attributable to owners of the parent
Issued capital	13	43,081	43,081
Reserves		336,894	339,290

TOTAL EQUITY		379,975	382,371

YUAN Guangyu	XU Keqiang
Director	Director

NOTES

31 DECEMBER 2017

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC. In November 2017, CNOOC changed its registered company name which is registered in Chinese pursuant to relevant laws and regulations of China to “中國海洋石油集團有限公司”.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Companies Ordinance (Cap. 622).

The financial information relating to the years ended 31 December 2017 and 2016 included in this announcement does not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap.622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap.622) and will deliver the financial statements for the year ended 31 December 2017 in due course.

The Company’s auditor has reported on the financial statements of the Group for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap.622).

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2017 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2016, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2017. The adoption of the amendments had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

3.	OIL AND GAS SALES

	2017	2016

Gross sales	156,304	124,648
Less: Royalties	(3,226)	(2,398)
PRC government’s share of oil	(1,190)	(925)

Oil and gas sales	151,888	121,325

4.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are operating segments whose financial information are reviewed by the Group’s chief operating decision maker when making decisions regarding allocating resources and assessing performance. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2017 and 2016.

	E&P		Trading business		Corporate		Eliminations		Consolidated

	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

External Revenue	142,429	114,935	43,618	30,986	343	569	-	-	186,390	146,490
Intersegment Revenue*	14,737	10,676	(14,737)	(10,676)	84	113	(84)	(113)	-	-

Total revenue	157,166	125,611	28,881	20,310	427	682	(84)	(113)	186,390	146,490

Segment profit/(loss) for the year	23,863	(346)	808	656	6,391	30,701	(6,385)	(30,374)	24,677	637

Amounts included in the measure of segment profit or loss
Operating expenses	(24,282)	(23,220)	-	-	-	-	-	9	(24,282)	(23,211)
Taxes other than income tax	(7,169)	(6,901)	-	-	(41)	(40)	-	-	(7,210)	(6,941)
Exploration expenses	(6,896)	(7,393)	-	-	-	-	15	34	(6,881)	(7,359)
Depreciation, depletion and amortisation	(60,834)	(68,333)	(67)	(144)	(423)	(470)	67	40	(61,257)	(68,907)
Impairment and provision	(9,161)	(12,180)	-	9	31	-	-	-	(9,130)	(12,171)
Selling and administrative expenses	(4,966)	(4,920)	(269)	(296)	(1,654)	(1,307)	28	30	(6,861)	(6,493)
Interest income	315	217	-	1	1,571	1,805	(1,233)	(1,122)	653	901
Finance costs	(3,274)	(3,384)	(1)	(1)	(3,011)	(4,183)	1,242	1,322	(5,044)	(6,246)
Share of (losses)/profits of associates and a joint venture	(88)	(63)	-	-	943	(13)	-	-	855	(76)
Income tax (expense)/credit	(11,236)	3,811	(3)	(24)	(441)	2,125	-	-	(11,680)	5,912

Other segment information
Investments in associates and a joint venture	655	737	-	-	28,491	29,258	-	-	29,146	29,995
Others	457,780	497,413	3,588	1,898	340,329	342,810	(213,624)	(234,435)	588,073	607,686

Segment assets	458,435	498,150	3,588	1,898	368,820	372,068	(213,624)	(234,435)	617,219	637,681

Segment liabilities	(301,167)	(331,339)	(2,375)	(947)	(124,794)	(138,352)	191,092	215,328	(237,244)	(255,310)

Capital expenditure	52,790	49,122	-	-	421	395	-	-	53,211	49,517

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment

4.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 65% (2016: 70%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2017 and 2016.

	PRC		Canada		Others		Consolidated

	2017	2016	2017	2016	2017	2016	2017	2016

Property, plant and equipment	162,027	174,853	95,552	103,173	138,289	154,439	395,868	432,465
Investments in associates and a joint venture	3,680	3,451	-	-	25,466	26,544	29,146	29,995
Other non-current assets	8,502	6,593	605	731	141	98	9,248	7,422

(c)	Information about major customers

The current year’s revenue of approximately RMB15,488 million (2016: RMB9,659 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

5.	PROFIT/(LOSS) BEFORE TAX

The Group’s profit/(loss) before tax is arrived at after charging/(crediting):

	2017	2016

Crediting:
Interest income from bank deposits	(653)	(901)

Investment income:
– Fair value changes on other financial assets	(2,409)	(2,774)

Insurance compensation on disposal of property, plant and equipment	(110)	(520)

Charging:
Auditors’ remuneration:
– Audit fee	51	47
– Other fees	5	6

	56	53

Employee wages, salaries, allowances and social security costs	6,517	6,403

Impairment and provision:
– Property, plant and equipment	8,639	10,768
– Trade receivables	212	1,439
– Others	279	(36)

	9,130	12,171

Depreciation, depletion and amortisation:
– Property, plant and equipment	60,802	68,303
– Intangible assets	854	1,020
– Less: Net amount capitalised	(399)	(416)

	61,257	68,907

Operating lease rentals:
– Office properties	639	485
– Plant and equipment	1,560	1,747

	2,199	2,232

Repairs and maintenance	4,800	4,052

Research and development costs	1,739	1,424

Loss on disposal of property, plant and equipment	116	78

6.	FINANCE COSTS

	2017	2016

Interest on bank loans	169	217
Interest on other loans	5,207	5,249
Other borrowing costs	18	25

Total borrowing costs	5,394	5,491
Less: Amount capitalised in property, plant and equipment	(2,495)	(1,430)

	2,899	4,061
Other finance costs:
Unwinding of discount on provision for dismantlement	2,145	2,185

	5,044	6,246

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.95% to 7.875% (2016: from 0.7566% to 7.875%) per annum during the year ended at 31 December 2017.

7.	INCOME TAX

An analysis of the tax expense/(credit) in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2017	2016

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	11,472	7,547
Provision for overseas enterprise income tax on the estimated taxable profits for the year	4,390	2,983

Deferred tax
Temporary differences in the current year	(7,558)	(14,595)
Effect of changes in tax rates	3,376	(1,847)

Income tax expense/(credit) for the year	11,680	(5,912)

7.	INCOME TAX (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2017	2016
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	(1.6)	34.8
Effect of changes in tax rates	9.4	35.0
Tax credit from the government	(2.7)	8.3
Tax reported in equity-accounted entities	(0.2)	1.0
Tax losses previously not recognised	-	5.3
Others	2.2	2.7

Group’s effective income tax rate	32.1	112.1

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2017	2016

At 1 January	(19,174)	(1,948)
Credit to the profit or loss	(7,558)	(14,595)
Changes in tax rates	3,376	(1,847)
Charge to equity	7	(226)
Exchange differences	1,143	(558)

At 31 December	(22,206)	(19,174)

8.	EARNINGS PER SHARE

	2017	2016

Earnings
Profit for the purpose of basic and diluted earnings per share calculation	24,677	637

Number of shares
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	4,101,969	11,684,504

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,651,557,953	44,659,140,488

Earnings per share:
Basic (RMB Yuan)	0.55	0.01
Diluted (RMB Yuan)	0.55	0.01

9.	DIVIDENDS

	2017	2016

Dividend per ordinary share:
2017 interim dividend – HK$0.20 (2016: interim dividend HK$0.12) per ordinary share	7,601	4,673
2016 final dividend – HK$0.23 (2015: final dividend HK$0.25) per ordinary share	8,847	9,571
2017 final dividend proposed at HK$0.30 (2016: final dividend proposed at HK$0.23) per ordinary share by the Board of Directors – not recognised as a liability as at the end of the year	10,830	9,096

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

10. TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 31 December 2017 and 31 December 2016, the age of substantially all the trade receivables was within one year.

11. TRADE AND ACCRUED PAYABLES

As at 31 December 2017 and 2016, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

12.	LOANS AND BORROWINGS

The details of notes repaid during the period ended 31 December 2017 are as follows:

Issued by	Maturity	Coupon Rate	Principal Amount USD million
CNOOC Nexen Finance (2014) ULC	Matured in 2017	1.625%	1,250
Nexen	Matured in 2017	5.65%	62

13.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2016, as at 31 December 2016 and as at 31 December 2017	44,647,455,984	43,081

14.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEVELOPMENT STRATEGY

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2017, approximately 57.6% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

In 2017, we continued our efforts to lower cost and enhance efficiency through innovation in technology and management. All-in cost decreased for the fourth consecutive year. Under low oil price environment, we attached more importance to cash flow management and maintained a healthy financial position.

2017 OVERVIEW

In 2017, the global economy continued its steady recovery. In the U.S., economic recovery momentum was strong, and the Federal Reserve raised interest rates three times during the year. The Eurozone economy also continued to improve. Emerging economies generally recorded rapid growth, but still faced adjustment and transformation pressures. In 2017, the Chinese economy was steady and moved in the right direction on the whole, with GDP growing by approximately 6.9%.

International oil prices surged upward following a period of fluctuation and decline in the first half of 2017. Entering the second half of the year, as a result of major oil producers’ effective implementation of their obligations under a production cut agreement, and an improvement in the demand for crude oil driven by global economic growth and geopolitical tensions in the Middle East, international oil prices fluctuated and picked up. In late November 2017, OPEC agreed to extend the production cut agreement to the end of 2018, meeting market expectations. In 2017, the Brent crude oil price averaged US$54.75 per barrel, representing a year-on-year increase of 21.3%.

The U.S. government enacted comprehensive tax legislation in December 2017 and it took effect as of 1 January 2018. A one-time non cash deferred tax charge of RMB3,376 million was recorded in 2017 for the impact of the reduction of federal corporate income tax rate from 35% to 21%. This tax rate reduction is expected to have positive impact to earnings in the longer term.

In 2017, the Company realized a net production of 470.2 million BOE, representing a decrease of 1.4% over the previous year, which exceeded the annual production target. In terms of exploration, the Company made breakthroughs domestically and overseas, consolidating its resources base for sustainable development. New project construction progressed smoothly. All five new projects planned for 2017 have commenced production. HSE maintained a stable performance.

The Company maintained a solid financial condition in 2017. Oil and gas sales were RMB151,888 million (US$22,471.3 million, with the exchange rates applicable for 2017 at 6.7592), representing an increase of 25.2% over the previous year. Net profit was RMB24,677 million (US$3,650.9 million), representing a significant increase over the previous year.

As at 31 December 2017, the Company’s basic and diluted earnings per share were RMB0.55 and RMB0.55, respectively. The board of directors has recommended the payment of a final dividend of HK$0.30 per share (tax inclusive).

Looking to 2018, the global economy will continue its slow recovery, and international oil prices will still be subject to many uncertainties amid a general rebound. The external operating environment is likely to remain challenging. To this end, the Company remains confident of its prospects going forward. We will further strengthen our operating strategies to meet our production and operational targets.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit increased significantly to RMB24,677 million (US$3,650.9 million) in 2017 from RMB637 million in 2016, primarily as a result of the increase in profitability due to higher international oil price environment, as well as the combined effects of increased reserve and reduced costs as a result of adoption of efficient measures by the Company.

Revenues

Our oil and gas sales, realized prices and sales volume in 2017 are as follows:

			Change
	2017	2016	Amount	(%)

Oil and gas sales (RMB million)	151,888	121,325	30,563	25.2%
Crude and liquids	135,256	106,448	28,808	27.1%
Natural gas	16,632	14,877	1,755	11.8%
Sales volume (million BOE)*	452.4	458.3	(5.9)	(1.3%)
Crude and liquids (million barrels)	380.1	387.6	(7.5)	(1.9%)
Natural gas (bcf)	421.5	410.5	11.0	2.7%
Realized prices
Crude and liquids (US$/barrel)	52.65	41.40	11.25	27.2%
Natural gas (US$/mcf)	5.84	5.46	0.38	7.0%
Net production (million BOE)	470.2	476.9	(6.7)	(1.4%)
China	302.8	311.1	(8.3)	(2.7%)
Overseas	167.4	165.8	1.6	1.0%

*	Excluding our interest in equity-accounted investees.

In 2017, our net production was 470.2 million BOE (including our interest in equity-accounted investees), representing an decrease of 1.4% from 476.9 million BOE in 2016. The increase in crude and liquids sales was primarily due to higher realised oil prices in 2017. The increase in natural gas sales was primarily due to the gradual release of production capacity of high-priced gas fields arising from natural gas demand growth in China, which pulled up the gas price and sales volume simultaneously.

Operating expenses

Our operating expenses increased 4.6% to RMB24,282 million (US$3,592.4 million) in 2017 from RMB23,211 million in 2016, the operating expenses per BOE increased 6.0% to RMB53.6 (US$7.93) per BOE in 2017 from RMB50.6 (US$7.62) per BOE in 2016. Operating expenses per BOE offshore China increased 11.6% to RMB49.2 (US$7.29) per BOE in 2017 from RMB44.1 (US$6.65) per BOE in 2016, mainly attributable to the increase in workload as the result of the Company adopting optimisation measures to increase production efficiency, as well as prices of refined oil, chemicals and other materials rose with oil price. Overseas operating expenses per BOE decreased 2.7% to RMB62.4 (US$9.23) per BOE in 2017 from RMB64.1 (US$9.66) per BOE in 2016.

Taxes other than income tax

Our taxes other than income tax increased 3.9% to RMB7,210 million (US$1,066.7 million) in 2017 from RMB6,941 million in 2016, mainly due to the increase in oil and gas sales.

Exploration expenses

Our exploration expenses decreased 6.5% to RMB6,881 million (US$1,018.0 million) in 2017 from RMB7,359 million in 2016, mainly because of less costs of uncertain wells from previous years being written off according to subsequent reserve evaluation as well as the decrease in write-off of expired leases in North American.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization decreased 11.1% to RMB 61,257 million (US$9,062.8 million) in 2017 from RMB68,907 million in 2016.

The dismantlement-related depreciation, depletion and amortization costs decreased 75.6% to RMB383 million (US$56.6 million) in 2017 from RMB1,569 million in 2016. Our average dismantling costs per BOE decreased 75.1% to RMB0.85 (US$0.13) per BOE in 2017 from RMB3.42 (US$0.52) per BOE in 2016, primarily due to the decrease of the present value of asset retirement obligations brought by the increase of interest rate in the China market.

Our depreciation, depletion and amortisation, excluding the dismantlement-related depreciation, depletion and amortization, decreased 9.6% to RMB60,874 million (US$9,006.1 million) in 2017 from RMB67,338 million in 2016. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, decreased 8.4% to RMB134.4 (US$19.89) per BOE in 2017 from RMB146.8 (US$22.12) per BOE in 2016, primarily due to the increase of reserve in producing oil and gas fields by taking effective measures to improve production performance and recovery rate as well as the decrease in amortization rate resulting from the recognized impairment of oil and gas assets in 2016.

Impairment and provision

Our impairment and provision decreased 25.0% to RMB9,130 million (US$1,350.8 million) in 2017 from RMB12,171 million in 2016, mainly due to the decrease of oil and gas assets impairment. The impairment loss of oil and gas assets recognized in 2017 mainly related to oil and gas fields located in China, Africa and North America, and it was primarily due to the revision of the oil and gas price forecast and revision of reserve. In 2016, certain oil and gas properties located in North America, Europe and Africa were impaired, which was reflected by the revision of the oil price forecast and the adjustment in operating plan for the oil sand assets in Canada.

Selling and administrative expenses

Our selling and administrative expenses increased 5.7% to RMB6,861 million (US$1,015.1million) in 2017 from RMB6,493 million in 2016. Our selling and administrative expenses per BOE increased 7.1% to RMB15.15 (US$2.24) per BOE in 2017 from RMB14.15 (US$2.13) per BOE in 2016, due to the increase in transportation costs in Canada resulting from increased production and sales volume.

Finance costs/Interest income

Our finance costs decreased 19.2% to RMB5,044 million (US$746.2 million) in 2017 from RMB6,246 million in 2016, primarily due to the increased capitalized interest cost arising from the increase in the scale of oil and gas assets under construction. Our interest income decreased 27.5% to RMB653 million (US$96.6 million) in 2017 from RMB901 million in 2016, primarily due to the decreased proportion of deposits with higher interest rates.

Exchange gains/losses, net

Our net exchange gains changed to RMB356 million (US$52.7 million) in 2017, while accounted net exchange losses of RMB790 million in 2016, primarily as a result of the increase in exchange gains arising from RMB fluctuation against the US dollars and Hong Kong dollars.

Investment income

Our investment income decreased 13.2% to RMB2,409 million (US$356.4 million) in 2017 from RMB2,774 million in 2016, primarily attributable to the decreased proportion of corporate wealth management products with higher interest rates.

Share of profits/losses of associates and a joint venture

Our share of profits of associates and a joint venture changed to RMB855 million (US$126.5 million) in 2017, while in 2016 we shared losses of RMB76 million, primarily attributable to losses from the sale of shares of Northern Cross (Yukon) Limited located in Canada in 2016.

Income tax expense/credit

Our income tax expense changed to RMB11,680 million (US$1,728.0 million) in 2017, while accounted income tax credit of RMB5,912 million in 2016, mainly because income tax expense increased as Company’s profitability increased in 2017, in addition, the U.S. government decreased the federal corporate income tax rate from 35% to 21% and resulted in a one-time write-off of net deferred tax asset and increased income tax expense.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2017 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2017		2016	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	94,734	14,015.6	72,863	21,871	30.0%
Used in investing activities	(64,411)	(9,529.4)	(27,953)	(36,458)	130.4%
Used in financing activities	(31,271)	(4,626.4)	(43,240)	11,969	(27.7%)

Cash generated from operating activities

The cash inflow from operating activities increased 30.0% to RMB94,734 million (US$14,015.6 million) in 2017 from RMB72,863 million in 2016, primarily attributable to the increase in oil and gas sales cash inflows caused by the increase in international oil price partially offset by the increase in the income tax expense for the current period.

Cash used in investing activities

In 2017, our capital expenditure payment (excluding acquisition) decreased 7.0% to RMB47,734 million (US$7,062.1 million) from 2016. Our development expenditures in 2017 were primarily related to the capital expenditure of OML130 project, deep-water Gulf of Mexico and shale oil and gas in U.S., as well as the expenses incurred for improving recovery factors of the oil and gas fields in production. The Company had no significant expenditure incurred for acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of RMB122,267 million (US$18,089.0 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of RMB101,396 million (US$15,001.2 million), and the decrease in our time deposits with maturity over three months in the amount of RMB1,450 million (US$214.5 million).

Cash used in financing activities

In 2017, the increase in net cash outflow from financing activities was mainly due to the repayment of bank loans of RMB13,052 million (US$1,931.0 million), repayment of financial notes of RMB8,869 million (US$1,312.1 million) and the cash outflow of the distribution of dividends of RMB16,448 million (US$2,433.4 million), partially offset by the proceeds of bank loans of RMB12,252 million (US$1,821.6 million).

At the end of 2017, our total interest-bearing outstanding debt was RMB132,250 million (US$19,565.9 million), compared to RMB150,476 million at the end of 2016. The decrease in debt in 2017 was primarily attributable to the repayment of financial notes and impact of changes in the exchange rate of the US dollar and RMB. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 25.8%, lower than that of 28.2% in 2016. The main reason was the decreased scale of interest-bearing debts.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2015	2016	2017
	(RMB million)
China
Development	25,187	15,048	16,762
Exploration	9,515	6,205	7,978

Subtotal	34,702	21,253	24,740

Overseas
Development	25,957	24,516	21,891
Exploration	5,201	2,964	3,085

Subtotal	31,158	27,480	24,976

Total	65,860	48,733	49,716

Note:	Capitalized interests for 2015, 2016 and 2017 were RMB1,385 million, RMB1,430 million and RMB2,495 million, respectively.

Others

Employees

As of 31 December 2017, the Company had 14,783 employees in China, 4,019 employees overseas and 228 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

(a)	Two oil spill accidents (the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on 4 June and 17 June 2011 respectively at Platforms B and C of the Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China (the “Qingdao Maritime Court”) for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Lawsuit”). The Lawsuit is lodged against COPC and CNOOC China Limited. On 2 February 2018, CNOOC China Limited received a ruling dated 28 December 2017 issued by Qingdao Maritime Court (the “Ruling”). Pursuant to the Marine Environment Protection Law of the People’s Republic of China amended in 2016, Qingdao Maritime Court ruled that the Plaintiff was not an appropriate entity to file the Lawsuit, and rejected it. As none of the parties to the Lawsuit appealed within the time limit, the Ruling came into effect. Therefore, CNOOC China Limited bears no liability for the Lawsuit.

The Company is of the view that there was no material financial impact of the Penglai 19-3 Oilfield Oil Spill Accidents on the Company.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

EXCHANGE RATE

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2017 have been made at the rate of RMB6.7592 to US$1 (2016: RMB6.6344 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

DIVIDENDS

An interim dividend of HK$0.20 (tax inclusive) per share was declared on 24 August 2017, and paid to the shareholders of the Company on 12 October 2017.

The Board recommended a payment of a final dividend of HK$0.30 (tax inclusive) per share for the year ended 31 December 2017 payable on 10 July 2018 to all shareholders on the register of members of the Company on 15 June 2018 subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2017 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2017 final dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 15 June 2018 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2017 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2017 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 15 June 2018. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the Shenzhen-Hong Kong Stock Connect investors), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2017 final dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 8 June 2018.

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 15 June 2018. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2017, including the accounting policies adopted by the Group and has discussed the risk management, internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2017.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2017 which have been agreed with the auditors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2017.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 28 May 2018 (Monday) to 31 May 2018 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 25 May 2018 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 11 June 2018 (Monday) to 15 June 2018 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 8 June 2018 (Friday).

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2017, the Company has complied with the provisions of the Corporate Governance Code and Corporate Governance Report (“CG Code”) as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provisions A.2.1 and A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provisions A.2.1 and A.4.1 and the reason for such deviation.

CG Code Provision A.2.1

Under CG Code provision A.2.1, the roles of Chairman and Chief Executive Officer should be separate and not be performed by the same individual.

Within the reporting period, prior to 18 April 2017, Mr. Yang Hua had assumed both the roles of the Chairman and the CEO of the Company as he is familiar with the culture and operations of the Company and has extensive experience in the oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Board and the management of the Company. The Company has established board committees (namely, Audit Committee, Remuneration Committee and Nomination Committee), whose members comprise of Independent non-executive Directors and are responsible for important corporate governance functions. In particular, the Audit Committee of the Company is responsible for overseeing and monitoring the risk management and internal control systems of the Company, to support the Board in discharging its responsibilities and to ensure the adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems. The four Independent Non-executive Directors who possess balance of skills and experience appropriate to the business of the Company also contribute valuable independent views to the Board. The Directors consider that although Mr. Yang Hua served as both the Chairman and CEO of the Company, there are sufficient checks and balances at the Board level.

With effect from 18 April 2017, Mr. Yang Hua resigned as the CEO of the Company and he remains as the Chairman of the Board. At the same time, Mr. Yuan Guangyu, an existing Executive Director, has been appointed as the CEO. As such, the roles of the Chairman and the CEO are separate and are not performed by the same individual and there has been no deviation from Code Provision A.2.1 since 18 April 2017.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2017, with the Company’s Code of Ethics and the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2017, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website in due course.

By Order of the Board
CNOOC Limited
Yang Hua
Chairman

Hong Kong, 29 March 2018

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the last fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

Press Release - For Immediate Release

Reserve and Profit Significantly Increased

Net Profit Greatly Improved

(Hong Kong, March 29, 2018) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2017 annual results for the year ended December 31, 2017.

The Company significantly advanced work in exploration, development and production throughout 2017, which have further strengthened the resource foundation of sustainable development. In offshore China, the Company delivered substantial exploration results and breakthroughs. Overseas exploration recorded significant success allowing the Company to further optimize its strategic overseas portfolio. During the year, the Company made 19 commercial discoveries and successfully appraised 16 oil and gas structures. In addition, reserve life improved significantly to 10.3 years, with the reserve replacement ratio reaching 305% for the year. At the end of 2017, the Company’s net proved reserves were approximately 4.84 billion barrels of oil equivalent (“BOE”), reaching a historic high. New projects progressed smoothly and all five projects planned at the beginning of the year successfully commenced production. The Company outperformed its oil and gas production target for the year with net oil and gas production reaching 470.2 million BOE.

In 2017, the Company’s average realized oil price was US$52.65 per barrel, representing an increase of 27.2% year-over-year (YoY). The average realized natural gas price was US$5.84 per thousand cubic feet, representing an increase of 7.0% YoY. In addition, the Company’s oil and gas sales revenue was RMB151.9 billion, representing an increase of 25.2% YoY. The Company focused on innovation to fuel quality and efficiency enhancements, and achieved cost reductions for the fourth consecutive year. In 2017, the Company’s all-in cost was US$32.54 per BOE, a decrease of 6.2% YoY. Net profit increased significantly to RMB24.7 billion; due primarily to higher international oil prices and improvements in cost control.

During the year, the Company maintained a healthy financial position and had abundant free cash flow. The capital expenditures were RMB50.1 billion.

In 2017, the Company’s basic earnings per share was RMB0.55. The Board of Directors has proposed a year-end dividend of HK$0.30 per share (tax inclusive).

Mr. Yang Hua, Chairman of CNOOC Limited, said: “The Company continued efforts to enhance quality and efficiency through innovation, and maintained strong cost competitiveness. The Company increased the reserve life significantly and improved profit greatly. In the future, the Company will follow the established development strategy and continue to pursue value creation to bring greater returns to shareholders.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: liujing1@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894-6263

Fax: +852-2576-1990

E-mail: cnooc@hkstrategies.com